UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 26, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Norwegian Cruise Line Holdings Ltd. – File No. 333-175579
NCL Corporation Ltd. – File No. 333-170141

CF#33441

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Norwegian Cruise Line Holdings Ltd. and NCL Corporation Ltd. submitted an application under Rule 406 requesting an extension of previous grants of confidential treatment for information they excluded from the Exhibits to a Form S-1 filed on October 26, 2010, as amended, and a Form S-1 filed on July 15, 2011, as amended.

Based on representations by Norwegian Cruise Line Holdings Ltd. and NCL Corporation Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	File No.	Confidential Treatment Granted
10.57	S-1	333-170141	through April 25, 2025
10.58	S-1	333-170141	through January 12, 2026
10.69	S-1	333-175579	through April 25, 2025
10.71	S-1	333-175579	through January 12, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary